Amendment to Business Reports filed with the Financial Services Commission of Korea and the
Korea Exchange

On December 7, 2012, Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) disclosed that it had amended its capital adequacy ratio-related figures presented in its (1) 2012 2Q Business Report and (2) 2012 3Q Business Report, which were previously filed with the Financial Services Commission of Korea and the Korea Exchange on August 29, 2012 and November 29, 2012, respectively. The amendments are summarized below and reflect adjustments in calculating capital adequacy ratios regarding equity investment in non-consolidated subsidiaries.

1.	2012 2Q Business Report

< Pre-amendment >

(unit: in millions of Won)

Items	2012	2Q
Total Capital (A)	26,476,658

Risk weighted assets (B)	209,926,521

BIS Ratio (A/B)	12.61%

< Post-amendment >

(unit: in millions of Won)

Items	2012	2Q
Total Capital (A)	26,645,165

Risk weighted assets (B)	210,093,160

BIS Ratio (A/B)	12.68%

2.	2012 3Q Business Report

< Pre-amendment >

(unit: in millions of Won)

Items	2012	3Q
Total Capital (A)	27,030,892

Risk weighted assets (B)	212,443,087

BIS Ratio (A/B)	12.72%

< Post-amendment >

(unit: in millions of Won)

Items	2012	3Q
Total Capital (A)	27,196,694

Risk weighted assets (B)	212,608,862

BIS Ratio (A/B)	12.79%